

Rudiger Wolf · 3rd

Chair: Board of Advisors at Knowledge as a Service, Inc. (KaaS)

Danville, California, United States ·

Contact info

500+ connections

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Knowledge as a Service, Inc. (KaaS)

Brigham Young University

Experience

Knowledge as a Service, Inc. (KaaS)
1 yr 8 mos

Chair: Board of Advisors
Jun 2021 – Present · 3 mos

Working with KaaS leadership to serve our customers and their employees.

Chief Executive Officer
Full-time
Jan 2020 – Present · 1 yr 8 mos
San Francisco Bay Area

Leading a team of experienced personnel to pursue their passion, reinventing the way workforces continuously improve. Growing a company with a working product has been the most gratifying experience of my professional life.

Director of Safety, Electric Operations

Pacific Gas & Electric / PG&E

Oct 2016 – Oct 2019 · 3 yrs 1 mo

San Francisco Bay Area

After 30 years of consulting, large scale systems integration, technology transformation and CIO experiences, I am focusing on the true drivers of successful change - the people. While leading complex transformations an(...see more

Enterprise Change Partner

Pacific Gas and Electric Company

Nov 2013 – Sep 2016 · 2 yrs 11 mos

San Francisco Bay Area

Starting with a small team of change leaders, we built a solid change practice supporting the Electric Operations organization at PG&E. Our team supported stakeholders and leadership for major efforts such as the deploymer ...see more

VP/CIO

Puget Sound Energy

Jun 2008 – Jul 2013 · 5 yrs 2 mos

Greater Seattle Area

Puget Sound Energy (2008 – 2013) I was the first CIO for PSE. I developed and executed the strategy that transformed PSE's technology and business application platforms. After introducing business driven technology governanc ...see more

Vice President, Information Technology

Kaiser Permanente

Jan 2005 – May 2008 · 3 yrs 5 mos

San Francisco Bay Area

After retiring from Accenture, I was asked by my former client to assume a leadership role on several initiatives. I led the efforts to create the Enterprise Data Warehouse, (leveraging KP's electronic medical records program), to creat ...see more

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Education

Brigham Young University

MBA, Quantitative Analysis
1979 – 1981

UCSB
Bachelor of Arts (B.A.), Economics / Mathematics
1976 – 1978

Skills & endorsements

Business Process Improvement · 57

Endorsed by **Natalie Hutton and 9 others who are highly skilled at this**

Endorsed by **5 of Rudiger's colleagues at Pacific Gas and Electric Company**

Program Management · 55

Endorsed by **Andy Sheahen and 16 others who are highly skilled at this**

Endorsed by **5 of Rudiger's colleagues at Pacific Gas and Electric Company**

Strategy · 39

Endorsed by **David Watson and 4 others who are highly skilled at this**

Endorsed by **4 of Rudiger's colleagues at Pacific Gas and Electric Company**

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